NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	October 17, 2024
Canada: TSX: KLS

Kelso Technologies Inc.

2024-Q3 Kelso Financials Summary

Vancouver, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended September 30 2024.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

The Company's unaudited consolidated financial statements and MD&A for the three months ended September 30, 2024 were approved by the Board of Directors on October 16, 2024.

HIGHLIGHTS:

• In Q3-2024, revenue decreased by 20% to $2.52 million compared to $3.14 million in Q3-2023, resulting in a net loss of $361,800. However, this net loss represents an improvement from Q2-2024, where the net loss was $544,927, primarily due to new management's focus on expense reduction strategies.

• Kelso continues to maintain above industry average gross profit margin of 44% due to the maintenance of production effectiveness and efficiencies stemming from per order-based pricing models.

• The third quarter of 2024 was a challenging period for the Company, due to ongoing market weakness in tank car demand. The Company's focus remains towards sustainable revenue growth.

• Kelso remains focused on management of its operations to align with reductions in revenue. Quarter-over-quarter improvement in expenses relative to revenue showed three months ending September 30, 2024 relative expenses to revenue was 58% versus the prior quarter of 65%. Management remains committed to cost controls to effectively work within its means for efficient operations.

• Frank Busch was appointed interim Chief Executive Officer. As well as the appointments of Sameer Uplenchwar as the Chief Financial Officer, and Maureen O'Hanley Doucette as Corporate Secretary.

• Management is continuing to focus its attention on increasing shareholder value by reducing expenses associated with the KXI HD system (KXI) and will continue with the previously announced KXI strategic review to maximize shareholder value.

• Subsequent event to the quarter-end, Kelso's US subsidiary secured a line of credit amounting to $500,000 from Texas Capital Bank.

SUMMARY OF FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2024

Three months ended September 30	2024	2023
Revenues	$2,523,282	$3,138,137
Gross profit	$1,113,199	$1,421,248
Gross profit margin	44%	45%
Adjusted EBITDA (loss)	$(297,751)	$(36,142)
Net income (loss)	$(361,800)	$(102,723)

Nine months ended September 30	2024	2023
Revenues	$8,067,477	$7,750,557
Gross Profit	$3,582,797	$3,300,370
Gross profit margin	44%	43%
Adjusted EBITDA (loss)	$(1,051,657)	$(1,216,008)
Non-cash expenses	$253,016	$26,676
Taxes	$(236,923)	$(104,898)
Net income (loss)	$(1,605,482)	$(1,936,518)
Basic earnings (loss) per share	$(0.03)	$(0.04)

Liquidity and Capital Resources	September 30, 2024	December 31, 2023
Working capital	$3,133,530	$5,026,580
Cash	$410,416	$1,433,838
Accounts receivable	$1,124,535	$1,065,411
Net Equity	$7,114,767	$8,720,248
Total assets	$9,620,226	$9,703,271
Common shares outstanding	54,443,422	54,443,422

*  2023 Includes termination settlement of $465,360 which was a cash expense. If excluded then Adjusted EBITDA would be $(674,771)

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2024 the Company had cash on deposit in the amount of $410,416, accounts receivable of $1,124,535 prepaid expenses of $66,887 and inventory of $3,953,178 compared to cash on deposit in the amount of $1,433,838, accounts receivable of $1,065,411 prepaid expenses of $134,349 and inventory of $3,376,005 at December 31, 2023.

The Company had income tax payable of $68,024 at September 30, 2024 compared to $10,024 at December 31, 2023.

The working capital position of the Company as at September 30, 2024 was $3,153,530 compared to $5,026,580 as at December 31, 2023. Capital resources and operations are to be expected to continue the Company's ability to conduct ongoing business as planned for the foreseeable future.

Total assets of the Company were $9,620,226 as at September 30, 2024 compared to $9,703,271 as at December 31, 2023. Net assets of the Company were $7,114,767 as at September 30, 2024 compared to $8,720,248 as at December 31, 2023. The Company had no interest-bearing long-term liabilities or debt as at September 30, 2024 or December 31, 2023.

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The Company's revenue was down 20% to $2,523,477 in Q3-2024 compared to $3,138,137 in Q3-2023. The third quarter of 2024 was a challenging period for the Company, marked by challenging market conditions related to tank car demand.

Management takes all necessary precautions to minimize risks, however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A.

OUTLOOK

During the third quarter of 2024, Kelso continued to strengthen the portfolio of its rail products by closely monitoring those products near completion of the required AAR service trial period. The strategic focus is to obtain full AAR approvals in 2024 to complete our entire portfolio of rail pressure car products. This has been the Company's core branding ambition over the past fourteen years and it is expected in 2025.

The Company is undertaking a strategic reorganization with a focus on improving its financial outlook without impacting production capability. The Company has now reduced its workforce and R&D costs associated with the KXI entity and will continue its strategic review for KXI into 2025 to hopefully unlock additional value for shareholders. There is a shift toward rail pressure cars and the Company is completing the last stages of an AAR regulatory approved rail pressure car kit in 2024 to drive new sources of sales growth. The Company has fully developed production systems including supply chain, inventory levels, reliable costs, selling prices and predictable profitability that Management expects to remain stable in 2024.

The level of activity for tank car orders and deliveries puts the segment on track for the lower end of replacement demand for 2024 and 2025. The current forecast has 2024 tank car deliveries is approximately 8,400 units (FTR, 2024 Q3 Rail Equipment Outlook "FTR"), The published FTR rail car delivery forecast for 2025 is expected to remain approximately 8,000 units. The outlook in 2026 looks positive with FTR forecast of 9,350 units (+17% y/y) growing to 13,000 units (+39% y/y) in 2027. Despite current macroeconomic challenges the Company is in a good position to service all product orders from the rail tank car industry for the foreseeable future.

The Company is addressing previous challenges and restructuring to enhance profitability while pursuing strategic growth opportunities that leverage its competitive advantages in the rail industry. Our goal is to become the primary, high quality products featuring our 100% "Made in USA" product line fully servicing the rail tank car market.

Key to the development of the Company's rail revenue growth ambitions in 2025 is the full AAR approval of our pressure car package. This package sells at a much higher tank car unit value. Our specialized angle valves for the pressure car package have completed their service trial and are in the final stages of the full AAR approval process. The AAR approvals are the key milestone to establish new revenue growth from rail related products.

SUMMARY

The Company believes it is positioned for new value creation and anticipates further success in established rail markets. With no interest-bearing long-term debt and improved sales prospects from larger, diverse markets, Kelso can concentrate on enhancing its equity value through financial performance driven by a broader range of new proprietary products.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high- quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations. All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

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For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, Interim CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new rail products will sell once AAR approvals are secured;  that our specialized angle valves for the pressure car market have completed their service trial and are in the final stages of the full AAR approval process; that although the rail industry is fully depressed there is still opportunity for Kelso to grow its revenues by being able to fully service the repair, retrofit and requalification activities by hazmat shippers with a broader range of "100% Made in the USA" components;  that the Company is reducing KXI costs as part of a strategic review; and that current working capital and anticipated sales activity at above average contribution margins for 2024 are expected to protect the Company's ability to conduct ongoing business operations for the foreseeable future.  Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer-term effects on the rail industry including high interest rates, inflation and short supply chain issues may last much longer than expected delaying business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product;  that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars;  capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled;  that competitors may enter the market with new product offerings which could capture some of the Company's market share;  that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Interim Chief Executive Officer Email: busch@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: sameer@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

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